Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change October 13, 2009
Item 3	News Release The news release dated October 13, 2009 was disseminated through Marketwire’s Canada and US Timely Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that diamond drilling in the Brucejack Area of its wholly-owned Snowfield Project continues to intersect significant values of gold-silver mineralization.  This area of the property, which measures approximately 300 meters by 620 meters, is located 62 kilometers north of the town of Stewart and 25 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated October 13, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 13th day of October, 2009

October 13, 2009	News Release 09-30

BRUCEJACK DRILLING UPDATE

Vancouver, BC – Silver Standard Resources Inc. is pleased to report that diamond drilling in the Brucejack Area of its wholly-owned Snowfield Project continues to intersect significant values of gold-silver mineralization.  This area of the property, which measures approximately 300 meters by 620 meters, is located 62 kilometers north of the town of Stewart and 25 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Galena Hill Zone

Drilling at the Galena Hill Zone, located five kilometers south of the Snowfield Zone continues to intersect gold mineralization over significant intervals, including quartz veins with visible gold.

A new highlight from the Galena Hill Zone is hole SU-29 which intersected four bands of mineralization. The best intersection included:

•	0.5 meters with uncut grades of 5.34 kilograms of gold and 3.7 kilograms of silver per tonne (1.6 feet averaging 155.9 ounces of gold and 109 ounces of silver per ton).

•
This intersection occurred within a wider interval of 41.5 meters with cut grades of 1.72 grams of gold and 56.5 grams of silver per tonne (136 feet averaging 0.05 ounces of gold and 1.6 ounces of silver per ton).

SU-29 is a scissor hole collared approximately 100 meters east of SU-12 (previously disclosed in the news release dated September 15, 2009).  SU-12 intersected 20.6 meters averaging 5.33 grams of gold and 159 grams of silver per tonne (68 feet averaging 0.16 ounces of gold and 4.6 ounces of silver per ton), including 1.5 meters averaging 16.95 kilograms of gold and 8.7 kilograms of silver per tonne (4.9 feet averaging 494 ounces of gold and 254 ounces of silver per ton).  Geologic analysis is underway to determine if the intersections in SU-12 and SU-29 are related.

Bridge Zone

The Bridge Zone, located 1,200 meters south of the Galena Hill Zone, is a new discovery made by Silver Standard.  Of the nine holes being released, the longest intervals were seen in SU-21:
•	589 meters of 0.99 grams of gold per tonne (1,932 feet averaging 0.029 ounces of gold per ton), including 235 meters of 1.43 grams of gold per tonne (771 feet averaging 0.041 ounces of gold per ton).

SU-21 compares favorably with previously reported hole SU-19 (see news release dated September 15, 2009), collared approximately 100 meters to the west:

•	552 meters of 0.87 grams of gold per tonne (1,811 feet averaging 0.025 ounces of gold per ton), including 260 meters of 1.19 grams of gold per tonne (852 feet averaging 0.034 ounces of gold per ton).

SU-21 and SU-19 both ended in mineralization.

To date, assays have been received from 12 of the 14 holes completed in the Bridge Zone.  There are also over 900 historic diamond drill holes from both surface and underground drilling in the Brucejack area.  Silver Standard anticipates being able to incorporate most of this data in future resource estimates for the Snowfield Zone and Brucejack area scheduled to be completed this year.

Selected Brucejack Area Drill Results*
October 2009

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Silver (g/tonne)
Bridge Zone
SU-19(1) (2)	4.0	556.3	552.3	0.87	5.7
	296.5	556.3	259.8	1.19	6.8
SU-20	0.00	93.0	93.0	0.99	35.8
	145.5	360.5	215.0	0.76	10.9
	441.0	590.4	149.4	0.63	7.9
SU-21(2) (3)	22.2	611.4	589.2	0.99	12.4
Incl.	356.7	591.9	235.2	1.43	12.0
SU-22	31.5	368.6	337.1	0.78	19.7
Incl.	267.5	279.5	12.0	2.25	164.5
	396.5	456.5	60.0	0.80	13.3
SU-23	190.5	268.5	78.0	0.85	9.5
	308.5	536.0	227.5	1.12	9.3
SU-24(2)	146.0	350.5	204.5	0.58	10.9
	389.5	508.5	119.0	0.75	15.5
SU-25	0.0	161.0	161.0	1.26	12.1
Incl.	101.1	128.1	27.0	3.09	20.6
	296.0	400.5	104.5	0.73	11.3
SU-26	38.5	108.5	70.0	0.52	7.0
	220.8	269.7	48.9	0.63	9.4
SU-27	0.9	58.0	57.1	0.86	4.2
	119.0	168.0	49.0	0.49	4.5
	226.7	411.0	184.3	0.67	4.0
SU-28(2)	0.0	23.5	23.5	3.92	71.1
	164.0	512.0	348.0	0.70	3.3
Incl.	222.5	512.0	289.5	0.76	3.5
	557.0	595.9	38.9	0.74	5.8
Bridge Zone
SU-29(3)	0.0	28.5	28.5	1.55	3.0
	211.5	270.5	59.0	1.58	14.1
Galena Hill Zone
SU-29(3)	430.1	473.0	42.9	0.80	9.2
	530.0	571.5	41.5	1.72	56.5
Incl.	560.8	561.3	0.5	5,344	3,740

* True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield exploration program and has verified the data in the table above. The QA/QC program in place that monitors the chain-of-custody of samples includes the insertion of blanks, duplicates, and certified reference standards in each batch of samples. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C.  All samples were analyzed using aqua regia digestion with ICP finish.  Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 ppm silver were fire assayed with a gravimetric finish.  Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

(1) Previously reported in a news release dated September 15, 2009.
(2) Ended in mineralization.
(3) For the quoted average gold assays, any assay in excess of 31.1 grams of gold per tonne was cut to 31.1 grams of gold per tonne.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the Snowfield Project.

Silver Standard Resources Inc. is a significant silver and gold resource company making the transition from explorer to producer as well as growing through exploration and development of its own projects. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com
To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, estimation of mineral reserves and resources and exploration results, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in countries where the company does business, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource” ,”indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.